                                                              November 16, 2007

Mr. Christian Windsor Special Counsel United States Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	AMCORE Financial, Inc. Form 10-K for December 31, 2006, filed March 15, 2007 File Number 0-13393

Dear Mr. Windsor:

Reference is made to the letter (the “Comment Letter”) dated October 18, 2007 addressed to Donald Wilson, Executive Vice President of AMCORE Financial, Inc., a Nevada corporation (“AMCORE”), from the Securities and Exchange Commission (the “Commission”), with respect to the above referenced Form 10-K of AMCORE.

On behalf of AMCORE, I am writing to respond to the Comment Letter.  For the convenience of your review, set forth below is the comment contained in the Comment Letter followed by AMCORE’s response.

Schedule 14A
Annual Incentive/Bonus, page 10

In future filings, please provide the actual diluted earnings per share and revenue targets upon which the bonuses are based.  If you determined that the performance targets were confidential due to the potential for competitive harm to Amcore, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, then include the analysis of the level of difficulty necessary to reach the targets contemplated by Instruction 4.  For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

Response:

AMCORE excluded quantitative disclosure of diluted earnings per share and revenue targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Mr. Christian Windsor
November 16, 2007

(a) Confidential Nature of Target Data

As disclosed in Schedule 14A, annual incentive amounts are payable contingent upon the attainment of financial targets that compare AMCORE performance to budget.  For 2006, two financial targets were used to evaluate performance – diluted earnings per share and revenue.  However, the Compensation Committee also has the ability to include financial targets, other than earnings per share and revenue, in any given year.  For example, for 2007 the Compensation Committee has included a return on equity target.  Historically, AMCORE has not disclosed, and has no intention in the future of disclosing, forward-looking targets regarding earnings per share, revenue or other financial measures.  Further, the targets used for purposes of the annual incentive payouts may incorporate “stretch” objectives, the effect of business strategy that constitutes non-public information and adjustments not used in GAAP-based financial reports making the inclusion of these targets in AMCORE’s Schedule 14A potentially confusing to investors given that AMCORE does not provide forward-looking earnings targets.

In addition to market confusion, disclosure of non-public incentive targets would also result in significant competitive harm through the disclosure of non-public commercial information.  Incentive targets may incorporate non-public information about the existence, timing or potential outcome of (a) acquisitions and divestitures and/or (b) strategic/growth initiatives.  The disclosure of this information may result from a comparison of incentive targets against prior year performance to derive insight into management’s non-public and proprietary perspectives on a range of commercial and other business matters.

(b) Difficulty of Meeting Targets

As disclosed on pages 10 and 11 of Schedule 14A, goals under the annual incentive plan are established at three separate levels – threshold, target and maximum levels.  Currently, threshold is defined as 90% of target performance and maximum is defined as 110% of target performance with target being equal to AMCORE’s annual budget.  Such percentages to budget may be adjusted in future years.  Payouts for performance between threshold and target levels and between target and maximum levels are currently calculated using straight line interpolation.  In general, the Compensation Committee seeks to establish target levels such that relative difficulty of achieving the target level is consistent from year to year.  In 2006, the performance level achieved was between threshold and target at a payout level of 68.3%.  In future filings, AMCORE will expand its disclosure regarding the difficulty in achieving target levels to include a discussion of AMCORE’s ability to achieve targets over a recent time period.

In addition, AMCORE acknowledges that:

•	AMCORE is responsible for the adequacy and accuracy of the disclosure in all filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Christian Windsor
November 16, 2007

•	AMCORE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance, please do not hesitate to let us know.  I can be reached at (815) 961-7152.

Sincerely,

/s/ Lori M. Burke

Lori M. Burke
Executive Vice President and
Chief Human Resources Officer

Cc:	Donald H. Wilson, President and Chief Operating Officer